Exhibit 99.1

March 30, 2016

The Manager-Listing

National Stock Exchange of India Limited

Mumbai

The Manager-Listing

Bombay Stock Exchange Limited

Mumbai

The Market Operations Department

NYSE, New York

Dear Sir/Madam,

Press Release

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Clause 204.10 of the NYSE Listing Company Manual, we are enclosing a copy of the press release in connection with appointment of Mr. Patrick Dupuis to the Company’s Board of Directors effective April 1, 2016. Mr. Patrick Dupuis does not have any relationship with any of the Directors on the Board.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560035, India | Tel: +91 -80-2844 0011 Fax: +9180-2844 0054 | Website: www.wipro.com | Email: info@wipro.com | CIN No. L32102KA1945PLC020800

Wipro Limited appoints Patrick Dupuis to its Board

Bangalore, India and East Brunswick, New Jersey, USA - March 30, 2016: Wipro Limited (NYSE:WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company today announced the appointment of Patrick Dupuis, an experienced financial and business strategist, recognized for driving cultural and operational transformation at scale, to its Board of Directors, effective April 1, 2016.

Dupuis will serve as an Independent Director on the Board and brings with him a rich experience of over 30 years, having helped shape the financial strategy of leading companies in a broad range of industries, including healthcare, business process management and customer service.

He is currently Senior Vice President for Simplicity, Quality and Productivity at Global technology platform and payments leader, PayPal Holdings, Inc. where his role is to continuously identify and pursue opportunities to simplify and optimize processes across the business. His focus is on improving PayPal’s customer experiences, eliminating upstream cost drivers and delivering continuous productivity and re-investment capacity.

Welcoming Dupuis to the Board, Azim Premji, Chairman, Wipro Limited said, “He brings with him a combination of financial acumen and a deep understanding of driving cultural and operational transformation. I am confident Wipro will immensely benefit from his experience.”

Commenting on his appointment, Dupuis, who will also be a member of the Strategy Committee of the Board, said, “I am delighted and privileged to be invited to join the Board of Wipro Ltd., a company widely respected, as much for its business excellence as for its unflinching commitment to values. I look forward to contributing to the Company as it prepares for its next phase of growth.”

Dupuis joined PayPal in 2010 as Chief Financial Officer to help PayPal expand globally and build a sustainable growth company. He was instrumental in PayPal’s separation from eBay Inc. and listing on the Nasdaq in 2015. Dupuis was previously the CFO of Sitel, a leader in customer service and BJC Healthcare, one of the largest non-profit health care organizations in the US. In both companies, he was a force of change and operational transformation in times of significant external pressures. He previously spent 20 years at GE, where he was made an officer at 34. His last two roles at GE were CFO of BJC Healthcare and GM of GE Capital International Services (now Genpact), two global, complex and fast growing businesses.

Dupuis graduated from the Ecole de Management de Lyon in France.

About Wipro Ltd.

Wipro Ltd. (NYSE:WIT) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 160,000, serving clients in 175+ cities across 6 continents. For more information, please visit www.wipro.com

Wipro Media Contact:

Vipin Nair

+91 98450 14036

vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.